                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                           _________________________
                                  SCHEDULE 13D

                                 (RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO SCHEDULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(A)

                             (AMENDMENT NO. ___)/1/


                       ALZA TTS RESEARCH PARTNERS, LTD.
                 --------------------------------------------
                               (Name of Issuer)

                     Class A Limited Partnership Interests
             -----------------------------------------------------
                        (Title of Class of Securities)

                                Not Applicable
                       --------------------------------
                                 CUSIP Number


David R. Hoffmann               Peter D. Staple, Esq.     With a copy to:
President                       ALZA Corporation          Sarah A. O'Dowd, Esq.
ALZA Development Corporation    950 Page Mill Road        Heller Ehrman White
950 Page Mill Road              P.O. Box 10950             & McAuliffe
P.O. Box 10950                  Palo Alto, CA 94303-0802  525 University Avenue
Palo Alto, CA 94303-0802        (650) 494-5000            Palo Alto, CA  94301
(650) 494-5300                                            (650) 324-7000

________________________________________________________________________________
                      (Name, address and telephone number
                        of person authorized to receive
                          notices and communications)

                                 June 26, 1998
                       ---------------------------------
                         (Date of Event which requires
                           filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following
box:                                                                 [_]

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                              (Page 1 of 11 Pages)

   /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                                           PAGE 2 OF 11 PAGES

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      Name of Reporting Persons and
 1    S.S. or I.R.S. Identification No.
      ALZA DEVELOPMENT CORPORATION
      I.R.S. Identification No.: 94-2853093

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      Check the Appropriate Box if a Member of a Group*
 2    (a) [_]
      (b) [_]

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      SEC Use Only
 3

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      Source of Funds: AF
 4

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 5    [_] Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)

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      Citizenship or Place of Organization: CALIFORNIA
 6

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                         Sole Voting Power
                     7
     Number of           SEE FOOTNOTE 2 BELOW

    Partnership    -----------------------------------------------------------
                         Shared Voting Power
     Interests
                     8   SEE FOOTNOTE 2 BELOW
   Beneficially
                   -----------------------------------------------------------
     Owned by            Sole Dispositive Power
                     9
       Each              SEE FOOTNOTE 2 BELOW

    Reporting      -----------------------------------------------------------
                     10  Shared Dispositive Power
      Person
                         SEE FOOTNOTE 2 BELOW
       With

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      Aggregate Amount Beneficially Owned by Each Reporting Person:
 11
      3,200 Class A Limited Partnership Interests/2/

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12   [_]   Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------
      Percent of Class Represented by amount in Row (11): 100%
13

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      Type of Reporting Person* CO
14

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______________________

/2/ ALZA Development Corporation, a wholly owned subsidiary of ALZA Corporation and the general partner of the Issuer, has elected to exercise its purchase option with respect to all of the outstanding limited partnership interests of the Issuer (consisting of 3,200 Class A Limited Partnership Interests and one Class B Limited Partnership Interest) under the Agreement of Limited Partnership of the Issuer, as amended. Upon consummation of the transactions contemplated by the purchase option, ALZA Development Corporation will own all of the limited partnership interests of the Issuer. See Items 1 and 6.
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                                                           PAGE 3 OF 11 PAGES

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      Name of Reporting Persons and
 1    S.S. or I.R.S. Identification No.
      ALZA CORPORATION
      I.R.S. Identification No.: 77-0142070

------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group*
 2    (a) [_]
      (b) [_]

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      SEC Use Only
 3

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      Source of Funds: WC
 4

------------------------------------------------------------------------------

 5    [_] Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)

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      Citizenship or Place of Organization: DELAWARE
 6

------------------------------------------------------------------------------

                         Sole Voting Power
                    7
     Number of           SEE FOOTNOTE 2 BELOW

    Partnership    -----------------------------------------------------------
                         Shared Voting Power
     Interests
                    8    SEE FOOTNOTE 2 BELOW
   Beneficially
                   -----------------------------------------------------------
     Owned by            Sole Dispositive Power
                    9
       Each              SEE FOOTNOTE 2 BELOW

    Reporting      -----------------------------------------------------------
                    10   Shared Dispositive Power
      Person
                         SEE FOOTNOTE 2 BELOW
       With

------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person:
 11
      3,200 Class A Limited Partnership Interests/2/

------------------------------------------------------------------------------

 12  [_]   Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------
      Percent of Class Represented by amount in Row (11): 100%
 13

------------------------------------------------------------------------------
      Type of Reporting Person* CO
 14

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______________________

/2/ ALZA Development Corporation, a wholly owned subsidiary of ALZA Corporation and the general partner of the Issuer, has elected to exercise its purchase option with respect to all of the outstanding limited partnership interests of the Issuer (consisting of 3,200 Class A Limited Partnership Interests and one Class B Limited Partnership Interest) under the Agreement of Limited Partnership of the Issuer, as amended. Upon consummation of the transactions contemplated by the purchase option, ALZA Development Corporation will own all of the limited partnership interests of the Issuer. See Items 1 and 6.
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                                                           PAGE 4 OF 11 PAGES

Item 1.   Security and Issuer.
          -------------------

          This Statement on Schedule 13D (this "Statement") relates to the Class A Limited Partnership Interests of ALZA TTS Research Partners, Ltd., a California limited partnership (the "Issuer"). As of March 31, 1998 (the most recent practicable date), there were (i) 3,200 Class A Limited Partnership Interests and (ii) one Class B Limited Partnership Interest issued and outstanding. The Class A Limited Partnership Interests and the Class B Limited Partnership Interest are referred to herein collectively as the "Limited Partnership Interests." As of March 31, 1998 (the most recent practicable date), there were approximately 1,972 holders of record of the Class A Limited Partnership Interests and one holder of record of the Class B Limited Partnership Interest. The address of the principal executive offices of the Issuer is 950 Page Mill Road, P.O. Box 10950, Palo Alto, CA 94303-0802.

          This Statement relates to the election of ALZA Development Corporation, a California corporation ("ADC"), on June 26, 1998, to exercise its option to purchase (the "Purchase Option") all of the issued and outstanding Limited Partnership Interests of the Issuer in accordance with the terms of the Agreement of Limited Partnership dated December 30, 1982, as amended (the "Limited Partnership Agreement"). ADC is the general partner ("General Partner") of the Issuer and a wholly owned subsidiary of ALZA Corporation, a Delaware corporation ("ALZA"). This Statement is being filed by ADC and ALZA.

Item 2.   Identity and Background.
          -----------------------

          This Statement is being filed by ADC and by ALZA. ADC is the General Partner of the Issuer and a wholly owned subsidiary of ALZA.

          ADC's principal business is acting as general partner of the Issuer. ADC is incorporated in the State of California and the address of its principal executive offices is 950 Page Mill Road, P.O. Box 10950, Palo Alto, CA 94303-0802.

          ALZA's principal business is the development and commercialization of pharmaceutical products. ALZA is incorporated in the State of Delaware and the address of its principal executive offices is 950 Page Mill Road, P.O. Box 10950, Palo Alto, CA 94303-0802.

          During the last five years, neither ALZA nor ADC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither ALZA nor ADC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
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                                                           PAGE 5 OF 11 PAGES

Information with Respect to Executive Officers and Directors of ADC.
-------------------------------------------------------------------

Name:  David R. Hoffmann (President, Chief Financial Officer, Secretary and
  Director)
Business Address:  950 Page Mill Road, Palo Alto, CA  94304
Principal Occupation:  Vice President and Treasurer of ALZA
Criminal Convictions During Proceeding Five Years:  None
Judgments, Decrees or Orders Under Federal or State Securities Laws
  During Preceding Five Years:  None
Citizenship:  United States of America

Name:  Robert M. Myers (Vice President and Director)
Business Address: 950 Page Mill Road, Palo Alto, CA  94304
Principal Occupation: Vice President, Commercial Development of ALZA Criminal Convictions During Proceeding Five Years: None
Judgments, Decrees or Orders Under Federal or State Securities Laws
  During Preceding Five Years:  None
Citizenship:  United States of America

Name:  Dr. James W. Young (Vice President and Director)
Business Address: 950 Page Mill Road, Palo Alto, CA  94304
Principal Occupation: Senior Vice President, Research and Development of ALZA Criminal Convictions During Proceeding Five Years: None
Judgments, Decrees or Orders Under Federal or State Securities Laws
  During Preceding Five Years:  None
Citizenship:  United States of America

Information with Respect to Executive Officers and Directors of ALZA.
--------------------------------------------------------------------

Name:  Dr. Ernest Mario (Chairman and Chief Executive Officer)
Business Address:  950 Page Mill Road, Palo Alto, CA  94304
Principal Occupation:  Chief Executive Officer of ALZA
Criminal Convictions During Proceeding Five Years:  None
Judgments, Decrees or Orders Under Federal or State Securities Laws
  During Preceding Five Years:  None
Citizenship:  United States of America
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                                                           PAGE 6 OF 11 PAGES

Name:  William G. Davis (Director)
Business Address: 3532 Bay Road, South Drive, Indianapolis, IN 49240 Principal Occupation: Independent Business Consultant
Criminal Convictions During Proceeding Five Years:  None
Judgments, Decrees or Orders Under Federal or State Securities Laws
  During Preceding Five Years:  None
Citizenship:  United States of America

Name:  Dr. William R. Brody (Director)
Business Address:  3400 North Charles Street, 242 Garland Hall, Baltimore, MD
  21218
Principal Occupation: President of The John Hopkins University (from 1996 to present); Provost of The University of Minnesota Academic Health Center (from 1994 to 1996); and Martin Donner Professor and Director of the Department of Radiology at The John Hopkins University (from 1987 to 1994)
Criminal Convictions During Proceeding Five Years:  None
Judgments, Decrees or Orders Under Federal or State Securities Laws
  During Preceding Five Years:  None
Citizenship:  United States of America

Name:  Robert J. Glaser, M.D. (Director)
Business Address:  1 Elm Place, Atherton, CA  94027
Principal Occupation:  Director (retired) for Medical Science and Trustee of the
  Lucille P. Markey Charitable Trust
Criminal Convictions During Proceeding Five Years:  None
Judgments, Decrees or Orders Under Federal or State Securities Laws
  During Preceding Five Years:  None
Citizenship:  United States of America

Name:  Dean O. Morton (Director)
Business Address:  3200 Hillview Avenue, Palo Alto, CA  94304
Principal Occupation:  Executive Vice President and Chief Operating Officer
  (Retired in 1992) of Hewlett-Packard Corporation
Criminal Convictions During Proceeding Five Years:  None
Judgments, Decrees or Orders Under Federal or State Securities Laws
  During Preceding Five Years:  None
Citizenship:  United States of America
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                                                           PAGE 7 OF 11 PAGES

Name:  Denise M. O'Leary (Director)
Business Address:  c/o Vivra, Inc., 1850 Gateway Drive, Suite 5000, San Mateo,
  CA  94404
Principal Occupation:  Special Limited Partner with Menlo Ventures
Criminal Convictions During Proceeding Five Years:  None
Judgments, Decrees or Orders Under Federal or State Securities Laws
  During Preceding Five Years:  None
Citizenship:  United States of America

Name:  Isaac Stein (Director)
Business Address: 525 University Avenue, Suite 700, Palo Alto, CA 94301 Principal Occupation: President of Waverley Associates, Inc.
Criminal Convictions During Proceeding Five Years:  None
Judgments, Decrees or Orders Under Federal or State Securities Laws
  During Preceding Five Years:  None
Citizenship:  United States of America

Name:  Julian N. Stern (Director and Secretary)
Business Address: 525 University Avenue, Suite 1100, Palo Alto, CA 94301 Principal Occupation: Partner of Heller Ehrman White & McAuliffe
Criminal Convictions During Proceeding Five Years:  None
Judgments, Decrees or Orders Under Federal or State Securities Laws
  During Preceding Five Years:  None
Citizenship:  United States of America

Name:  James Butler (Senior Vice President of Sales and Marketing)
Business Address:  950 Page Mill Road, Palo Alto, CA  94304
Principal Occupation: Senior Vice President of Sales and Marketing of ALZA Criminal Convictions During Proceeding Five Years: None
Judgments, Decrees or Orders Under Federal or State Securities Laws
  During Preceding Five Years:  None
Citizenship:  United States of America

                                                           PAGE 8 OF 11 PAGES

Name: Bruce C. Cozadd (Senior Vice President and Chief Financial Officer) Business Address: 950 Page Mill Road, Palo Alto, CA 94304
Principal Occupation: Senior Vice President and Chief Financial Officer of ALZA Criminal Convictions During Proceeding Five Years: None
Judgments, Decrees or Orders Under Federal or State Securities Laws
  During Preceding Five Years:  None
Citizenship:  United States of America

Name:  Harold Fethe (Vice President of Human Resources)
Business Address:  950 Page Mill Road, Palo Alto, CA  94304
Principal Occupation:  Vice President of Human Resources of ALZA
Criminal Convictions During Proceeding Five Years:  None
Judgments, Decrees or Orders Under Federal or State Securities Laws
  During Preceding Five Years:  None
Citizenship:  United States of America

Name: Dr. Gary V. Fulscher (Senior Vice President of Commercial Services) Business Address: 950 Page Mill Road, Palo Alto, CA 94304
Principal Occupation: Senior Vice President of Commercial Services of ALZA Criminal Convictions During Proceeding Five Years: None
Judgments, Decrees or Orders Under Federal or State Securities Laws
  During Preceding Five Years:  None
Citizenship:  United States of America

Name: Dr. Samuel R. Saks (Senior Vice President of Medical Affairs) Business Address: 950 Page Mill Road, Palo Alto, CA 94304
Principal Occupation: Senior Vice President of Medical Affairs of ALZA Criminal Convictions During Proceeding Five Years: None
Judgments, Decrees or Orders Under Federal or State Securities Laws
  During Preceding Five Years:  None
Citizenship:  United States of America

Name: Peter D. Staple (Senior Vice President and General Counsel) Business Address: 950 Page Mill Road, Palo Alto, CA 94304
Principal Occupation: Senior Vice President and General Counsel of ALZA Criminal Convictions During Proceeding Five Years: None
Judgments, Decrees or Orders Under Federal or State Securities Laws

                                                           PAGE 9 OF 11 PAGES

  During Preceding Five Years:  None
Citizenship:  United States of America

Name:  Dr. Felix Theeuwes (President of New Ventures)
Business Address:  950 Page Mill Road, Palo Alto, CA  94304
Principal Occupation:  President of New Ventures of ALZA
Criminal Convictions During Proceeding Five Years:  None
Judgments, Decrees or Orders Under Federal or State Securities Laws
  During Preceding Five Years:  None
Citizenship:  Belgium

Name:  Janne Wissel (Senior Vice President of Operations)
Business Address: 950 Page Mill Road, Palo Alto, CA  94304
Principal Occupation: Senior Vice President of Operations of ALZA Criminal Convictions During Proceeding Five Years: None
Judgments, Decrees or Orders Under Federal or State Securities Laws
  During Preceding Five Years:  None
Citizenship:  United States of America

Name: Dr. James W. Young (Senior Vice President of Research and Development) Business Address: 950 Page Mill Road, Palo Alto, CA 94304
Principal Occupation: Senior Vice President of Research and Development of ALZA Criminal Convictions During Proceeding Five Years: None
Judgments, Decrees or Orders Under Federal or State Securities Laws
  During Preceding Five Years:  None
Citizenship:  United States of America


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          In accordance with the terms of the Limited Partnership Agreement, the exercise price for the purchase of the Limited Partnership Interests is $91,176,592.48. ALZA intends to contribute to ADC the amount of cash necessary to exercise the Purchase Option, which contribution ALZA intends to finance with its cash and marketable securities.

Item 4.   Purpose of Transaction.
          ----------------------

          The purpose of the transaction described herein is for ALZA, through ADC, to acquire all rights, on an exclusive basis, to products (the "Issuer Products") for which development was funded by the Issuer under its Research and Development Agreement with ALZA. ALZA has worldwide licenses, including the right to sublicense, to make, use and sell
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                                                           PAGE 10 OF 11 PAGES

(i) a transdermal fentanyl product sold in the United States under the name Duragesic(R) and (ii) a transdermal testosterone product sold under the name Testoderm(R). Such licenses are currently exclusive; however, ALZA's exclusive rights with respect to Testoderm(R) and Duragesic(R) would end on July 26, 1998 and December 4, 1998, respectively. Because ALZA's exclusive rights are limited in duration, ALZA believes that exercising the Purchase Option is the most effective and comprehensive method of acquiring continued exclusive rights to Testoderm(R), Duragesic(R) and other Issuer Products. In addition, because ALZA's obligations to pay royalties to the Issuer under the licenses for Testoderm(R) and Duragesic(R) will terminate upon exercise of the Purchase Option, ALZA will benefit by receiving the full royalty received on sales of Duragesic(R) and the full sales margin on Testoderm(R).

          As a result of the consummation of the exercise by ADC of the Purchase Option, the Issuer will terminate as a limited partnership and the General Partner will take all appropriate and necessary actions to suspend the Issuer's public reporting obligations and to wind up the affairs of the Issuer in accordance with California law. ADC will continue as a wholly owned subsidiary of ALZA.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          None of ADC, ALZA or any of their respective directors or officers own any Limited Partnership Interests. ALZA is the sole shareholder of the General Partner and each officer and director of the General Partner is an employee and officer or vice-president of ALZA. As described in this Statement, ADC may at any time, pursuant to the Purchase Option, purchase all of the outstanding Limited Partnership Interests.

Item 6.   Contracts, Arrangements, Understanding or Relationships With
          ------------------------------------------------------------
          Respect to Securities of the Issuer.
          -----------------------------------

          Article Seven of the Limited Partnership Agreement grants ADC the Purchase Option. The Purchase Option states that ADC may purchase all (but not less than all) of the issued and outstanding Limited Partnership Interests at any time after January 1, 1987 and prior to dissolution of the Issuer. ADC may exercise the Purchase Option by mailing a notice of exercise to the Limited Partners.

Item 7.   Material to be filed as Exhibits.
          --------------------------------

          7.1 Agreement of Limited Partnership dated as of December 30, 1982 (incorporated herein by reference to Exhibit 4.1 of the Issuer's Annual Report on Form 10-K for the year ended December 31, 1996).

                                                           PAGE 11 OF 11 PAGES

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 6, 1998

                              ALZA DEVELOPMENT CORPORATION



                              By:  /s/ David R. Hoffmann
                                   ___________________________________________
                                   David R. Hoffmann
                                   President and
                                   Chief Financial Officer


                              ALZA CORPORATION



                              By:  /s/ Bruce C. Cozadd
                                   ___________________________________________
                                   Bruce C. Cozadd, Senior Vice President and
                                   Chief Financial Officer